gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 16, 2007

Via Federal Express

John Stickel

Attorney Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Michael Fay

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Outsiders Entertainment, Inc. (the “Company”)

Registration Statement Form SB-2/A-1

File No.: 333-141141

Dear Messrs. Stickle and Fay:

With respect to oral comments received from Michael Fay and his subsequent telephone conversation with the Company’s auditors, and in particular, Shane Grant, the first Amendment has been revised so as to take into account and consideration each of those oral comments received which revisions appear in the “Prospectus Summary” section as well as in the “Management's Discussion And Analysis Or Plan Of Operation” portion of the Prospectus, the latter of which indicates that services rendered by the Company’s President have been considered as a contribution of capital.  As a result of the aforesaid contribution of capital, the necessary revisions have been made in the Company’s audited financial statements as well as in Note 4 thereto and the unaudited February 28, 2007 financial statements.

We have also indicated in the sections entitled “Determination of Offering Price” and “Market for Securities” that a market maker has filed a 211 application with the NASD.

gary b. wolff, p.c.

  Counselor At Law

John Stickel

Michael Fay

Division of Corporate Finance

U.S. Securities and Exchange Commission

April 16, 2007

Re:

Outsiders Entertainment, Inc.

Registration Statement Form SB-2/A-1

File No.: 333-141141

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  Changes are made in response to staff written comments on the initial filing or represent an updating of material previously filed to reflect any developments in the business of Outsiders Entertainment, Inc.   The paragraph numbers below correspond to the numbered comments in your March 28, 2007 letter of comment.

Prospectus Summary

1.

Necessary disclosure has been made in this section so as to include more details regarding stolen equipment and how the Company’s business will continue and with further disclosure as relates to a further capital contribution by the Company’s President to be used to replace stolen equipment.

2.

We have indicated approximated cost to acquire new equipment, where the funds will come from and how long it is expected to take to secure and install such equipment.  We have also indicated that while current clientele may temporarily utilize alternative studio facilities until our studio is again functioning, such clientele has indicated that (owing to their ongoing relationship with Company’s President) they will once again use Company’s studio once operational.

3.

While we are not currently seeking other forms of financing, we have indicated that the Company’s President is making further capital contributions for equipment replacement and has agreed to provide loans to the Company in order to meet operating expenses.

4.

We have made clear what equipment was stolen.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Outsiders Entertainment, Inc.

Mantyla McReynolds LLC